UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     ) *

Root, Inc.

(Name of Issuer)

Class A common stock,

$0.0001 par value per share

(Title of Class of Securities)

77664L108

(CUSIP Number)

Ernest Garcia III

President, Chief Executive Officer and Chairman

1930 W. Rio Salado Parkway

Tempe, Arizona 85281

(480) 719-8809

Copies to

Robert M. Hayward, P.C.

Robert E. Goedert, P.C.

Kirkland & Ellis LLP

300 North LaSalle

Chicago, Illinois 60654

(312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 1, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 77664L108

1	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carvana Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,053,096*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,053,096*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,053,096*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%**
14	TYPE OF REPORTING PERSON (See Instructions) OO

*

Consists of 14,053,096 shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), of Root, Inc. (the “Issuer”) issuable upon conversion of 14,053,096 shares of Series A Convertible Preferred Stock, par value $0.0001 per share (“Preferred Stock”), of the Issuer issued to Carvana Group, LLC pursuant to the Investment Agreement (as defined and discussed in Items 3, 5 and 6).

**

Based on 128,239,371 shares of Class A Common Stock issued and outstanding on an as-converted basis as of August 9, 2021, including the Preferred Stock of the Issuer issued to Carvana Group, LLC at the Closing (as defined below). Represents 5.2% of the aggregate number of issued and outstanding shares of the Issuer’s Common Stock (including shares of the Issuer’s Class B common stock, par value $0.0001 per share (“Class B Common Stock”, and together with the Class A Common Stock, the “Common Stock”)) on an as-converted basis as of August 9, 2021. See Items 3, 5 and 6 of this Schedule 13D for further information.

CUSIP No. 77664L108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carvana Co. Sub LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,053,096*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,053,096*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,053,096*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%**
14	TYPE OF REPORTING PERSON (See Instructions) OO

*

Consists of 14,053,096 shares of Class A Common Stock of the Issuer issuable upon conversion of 14,053,096 shares of Preferred Stock of the Issuer issued to Carvana Group, LLC pursuant to the Investment Agreement (as defined and discussed in Items 3, 5 and 6), for which Carvana Co. Sub LLC may be deemed to be the beneficial owner.

**

Based on 128,239,371 shares of Class A Common Stock issued and outstanding on an as-converted basis as of August 9, 2021, including the Preferred Stock of the Issuer issued to Carvana Group, LLC at the Closing (as defined below). Represents 5.2% of the aggregate number of issued and outstanding shares of the Issuer’s Common Stock on an as-converted basis as of August 9, 2021. See Items 3, 5 and 6 of this Schedule 13D for further information.

CUSIP No. 77664L108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Carvana Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,053,096*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,053,096*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,053,096*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%**
14	TYPE OF REPORTING PERSON (See Instructions) CO

*

Consists of 14,053,096 shares of Class A Common Stock of the Issuer issuable upon conversion of 14,053,096 shares of Preferred Stock of the Issuer issued to Carvana Group, LLC pursuant to the Investment Agreement (as defined and discussed in Item 3, 5 and 6), for which Carvana Co. may be deemed to be the beneficial owner.

**

Based on 128,239,371 shares of Class A Common Stock issued and outstanding on an as-converted basis as of August 9, 2021, including the Preferred Stock of the Issuer issued to Carvana Group, LLC at the Closing (as defined below). Represents 5.2% of the aggregate number of issued and outstanding shares of the Issuer’s Common Stock on an as-converted basis as of August 9, 2021. See Items 3, 5 and 6 of this Schedule 13D for further information.

Item 1.	Security and Issuer

This Schedule 13D (the “Schedule 13D”) relates to the Class A common stock, $0.0001 par value per share (the “Class A Common Stock”) of Root, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 80 E. Rich Street, Suite 500, Columbus, Ohio 43215.

Item 2.	Identity and Background

The names of the persons filing this Schedule 13D are Carvana Group, LLC, a Delaware limited liability company (“Carvana Group”), Carvana Co. Sub LLC, a Delaware limited liability company (“Carvana Sub”) and Carvana Co., a Delaware corporation (“Carvana” and, together with Carvana Group and Carvana Sub, the “Reporting Persons” and each, a “Reporting Person”).

Carvana is a holding company that was formed as a Delaware corporation on November 29, 2016 for the purpose of completing an initial public offering and related transactions in order to operate the business of Carvana Group and its subsidiaries. Substantially all of Carvana’s assets and liabilities represent the assets and liabilities of Carvana Group and its subsidiaries, except for Carvana’s senior notes, which were issued by Carvana and are guaranteed by its and Carvana Group’s existing domestic restricted subsidiaries. As the sole managing-member of Carvana Sub, Carvana controls and manages Carvana Sub, which, by virtue of being the sole managing-member of Carvana Group, in turn, controls and manages Carvana Group.

Carvana Group’s principal business is providing a leading e-commerce platform for buying and selling used cars. Carvana Sub is a holding company. Each Reporting Persons’ principal executive office is 1930 W. Rio Salado Parkway, Tempe, Arizona 85281.

During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, no Reporting Person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

Item 3.	Source and Amount of Funds or Other Considerations

On August 11, 2021, the Issuer entered into an Investment Agreement (the “Investment Agreement”) with Carvana Group relating to the issuance and sale by the Issuer to Carvana Group of shares of convertible preferred stock designated as the Series A Convertible Preferred Stock, par value $0.0001 per share (the “Preferred Stock”).

At the closing of the transactions contemplated by the Investment Agreement, which occurred on October 1, 2021 (the “Closing”), the Issuer issued to Carvana Group 14,053,096 shares of Preferred Stock in consideration for an approximately $126 million cash investment by Carvana Group in the Issuer (the “Investment”). The Preferred Stock is initially convertible into 14,053,096 shares of the Issuer’s Class A Common Stock based on an initial liquidation preference of $9.00 per share plus any amount of accrued but unpaid dividends and an initial conversion price of $9.00 per share. This amount of shares may vary based on the applicable conversion rate as further described below.

The source of funds for the Investment was cash on hand.

Item 4.	Purpose of Transaction

The information set forth in or incorporated by reference in Items 2, 3, and 6 of this Schedule 13D are incorporated by reference in their entirety into this Item 4.

Each of the Reporting Persons acquired the shares of Preferred Stock for investment purposes. Consistent with such purposes, the Reporting Persons may engage in communications with, without limitation, management, directors and shareholders (including Reporting Persons) of the Issuer, and may make suggestions concerning the Issuer’s operations, prospects, business and financial strategies, strategic transactions, assets and liabilities, business and financing alternatives, governance matters and such other matters as the Reporting Persons may deem relevant to their investment in the Preferred Stock and any Common Stock (as defined below) they then own, and with a view to maximizing stockholder value.

Each of the Reporting Persons expect to continuously review such Reporting Person’s investment in the Issuer and, depending on various factors, including but not limited to, the price of shares of Class A Common Stock, the terms and conditions of the transaction, prevailing market conditions, the Issuer’s business and prospects, and such other considerations as such Reporting Person deems relevant, may at any time or from time to time, and subject to any applicable securities laws, regulatory requirements and the terms of the Investment Agreement, lend funds, invest in debt or similar securities or instruments issued by the Issuer, acquire additional shares of the Issuer’s Class A Common Stock or class B common stock (the “Class B Common Stock”, taken together with the Class A Common Stock, the “Common Stock”), preferred stock of the Issuer or other securities convertible into or exercisable or exchangeable for Common Stock from time to time on the open market, in privately negotiated transactions, directly from the Issuer, or upon the exercise or conversion of securities convertible into or exercisable or exchangeable for Common Stock. Any transaction that the Reporting Persons may pursue may be made at any time and from time to time without prior notice.

Each Reporting Person also may, at any time, subject to compliance with applicable securities laws, regulatory requirements and the Investment Agreement, dispose of or distribute some or all of its Preferred Stock, Common Stock or such other securities or investments it owns or may subsequently acquire depending on various factors, including but not limited to, the price of shares of Common Stock, the terms and conditions of the transaction, the Issuer’s business and prospects, and prevailing market conditions, as well as liquidity and diversification objectives. Any transaction that the Reporting Persons may pursue may be made at any time and from time to time without prior notice.

Based on the transactions and relationships described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group, and the existence of any such group is expressly disclaimed.

Except as set forth in this Schedule 13D, or as would occur upon completion of any of the matters discussed in this Schedule 13D, the Reporting Persons have no present plans or proposals that would relate to or result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals and may seek to influence management or the board of directors of the Issuer with respect to the business and affairs of the Issuer, and may from time to time consider pursuing or proposing any such transactions (including investment or strategic transactions) with advisors, the Issuer or other persons. As further described in Item 6, under the Investment Agreement the Reporting Persons are subject to customary standstill and non-transfer restrictions with respect to the Preferred Stock and the Warrants (as defined below), subject to certain limited exceptions.

Item 5.	Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.

The Reporting Persons beneficially own 14,053,096 shares of Preferred Stock, which has an initial liquidation value of $9.00 per share plus the amount of any accrued but unpaid dividends thereon as of such date (the “Liquidation Preference”).

Each holder of Preferred Stock (each, a “Holder” and collectively, the “Holders”) will have the right, at its option, to convert its Preferred Stock, in whole or in part, into a number of fully paid and non-assessable shares of Class A Common Stock determined in accordance with the then-effective Conversion Rate. The “Conversion Rate” is equal to the Liquidation Preference divided by the Conversion Price. The “Conversion Price” is initially $9.00 per share of Preferred Stock. The Conversion Price is subject to customary adjustments, including in the event of any stock split, reverse stock split, stock dividend, recapitalization or similar events.

The Holders will be entitled to dividends on the Preferred Stock under certain circumstances as specified in the Certificate of Designations of the Preferred Stock (the “Certificate of Designations”), which is attached hereto as Exhibit 3, and is incorporated herein by reference, following the fifth anniversary of the Reference Date (as defined herein), following which the Holders will be entitled to dividends at a rate of 5.0% per annum. The Holders are also entitled to participate in dividends declared or paid on the Common Stock on an as-converted basis.

As described in Item 6, at the Closing, the Issuer issued eight tranches of warrants (the “Warrants”) to Carvana Group, which, if fully exercised by Carvana Group for cash, will provide Carvana Group with the opportunity to purchase approximately 129 million shares of Class A Common Stock representing 29.9% of the aggregate number of issued and outstanding shares of the Issuer’s Common Stock on a fully-diluted basis as of August 11, 2021, subject to the respective exercise prices and conditions to exercise set forth in the Warrants. The Warrants are not currently exercisable.

As a result of their beneficial ownership of Preferred Stock, the Reporting Persons may be deemed to beneficially own an aggregate of 14,053,096 shares of Class A Common Stock which would be received upon conversion of the Preferred Stock, and represents, in the aggregate, approximately 11.0% of the outstanding shares of the Issuer’s Class A Common Stock on an as-converted basis, as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended. The shares of Class A Common Stock beneficially owned by the Reporting Persons represents approximately 5.2% of the total Common Stock of the Issuer on an as-converted basis, representing approximately 0.48% of the total voting power of all Common Stock on an as-converted basis. Pursuant to the terms of the Certificate of Designations, due to accretion of dividends and adjustments, the number of shares of Class A Common Stock into which the Preferred Stock may be converted may vary over time.

Calculations of beneficial ownership and voting power described herein are based 114,186,275 shares of Class A Common Stock and 139,509,179 shares of Class B Common Stock of the Issuer outstanding as of August 9, 2021, as set forth in the Issuer’s Quarterly Report on Form 10-Q, dated June 30, 2021, filed on August 12, 2021.

Information with respect to the beneficial ownership of Class A Common Stock by the individuals listed in Schedule A is set forth in Schedule A attached hereto and incorporated herein by reference in response to this Item 5.

Other than as described in this Schedule 13D, none of the Reporting Persons, or, to the best knowledge of the Reporting Persons, any other person listed in Schedule A, have effected any transaction in Class A Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 2, 3, 4 and 5 of this Schedule 13D is hereby incorporated by reference into this Item 6, as applicable.

Investment Transaction

On August 11, 2021, the Issuer entered into the Investment Agreement with Carvana Group relating to the issuance and sale by the Issuer to Carvana Group of shares of Preferred Stock, and the issuance by the Issuer to Carvana Group of the Warrants.

In consideration for the Investment, the Issuer issued and sold to Carvana Group, at the Closing, 14,053,096 shares of Preferred Stock. The Preferred Stock is initially convertible into 14,053,096 shares of the Issuer’s Class A Common Stock based on an initial liquidation preference equal to $9.00 per share. This represents 5.2% of the aggregate number of issued and outstanding shares of the Issuer’s Common Stock, including the Preferred Stock, on an as-converted basis as of August 9, 2021.

At the Closing, a subsidiary of the Issuer and subsidiaries of Carvana Group entered into a commercial agreement with a five (5) year term that memorialized a partnership under which the parties will develop an integrated automobile insurance solution for Carvana Group’s online car buying platform (the “Integrated Platform”). Under this commercial agreement, the Issuer will pay commissions to a subsidiary of Carvana Group for insurance policies purchased by Carvana Group customers through the Integrated Platform identified through agreed attribution guidelines, and will partner exclusively with Carvana Group in an enterprise total loss replacement vehicle solution. The commercial agreement contains mutually agreed remedies for breaches of exclusivity.

In addition, at the Closing, the Issuer issued the Warrants, which, if fully exercised by Carvana Group for cash, will provide Carvana Group with the opportunity to purchase approximately 129 million shares of Class A Common Stock, representing 29.9% of the aggregate number of issued and outstanding shares of the Issuer’s Common Stock on a fully-diluted basis as of August 11, 2021, subject to the respective exercise prices and conditions to exercise set forth in the Warrants.

Certificate of Designations for Preferred Stock

In connection with the issuance and sale of the Preferred Stock to Carvana Group pursuant to the Investment Agreement, the Issuer filed a Certificate of Designations with the Secretary of State of the State of Delaware in respect of the Preferred Stock at the Closing. The Certificate of Designations designates the rights and restrictions of the Preferred Stock, the material terms of which are described below:

•

The Preferred Stock has an aggregate initial liquidation preference of approximately $126 million and will be convertible into shares of Class A Common Stock at an initial conversion price of $9.00 per share of Class A Common Stock.

•

The Preferred Stock was issued as perpetual securities with no fixed maturity date, and the Preferred Stock ranks superior to all junior Issuer stock, including both the Class A Common Stock and the shares of the Issuer’s Class B Common Stock.

•

The Preferred Stockholders are not entitled to any dividends, except under certain circumstances as specified in the Certificate of Designations following the fifth anniversary of the earlier of the date of completion of the Integrated Platform or 18 months following Closing (such earlier date, the “Reference Date”) following which the Preferred Stockholders will be entitled to dividends at a rate of 5.0% per annum.

•	The Preferred Stock is mandatorily convertible or redeemable in connection with any change of control of the Issuer.

•

The Preferred Stockholders have voting rights with the common stockholders on an as-if-converted basis, and has the right to vote as a separate class in a limited number of circumstances as specified in the Certificate of Designations.

Warrants

At the Closing, the Warrants were issued to Carvana Group (three tranches of which are “short-term Warrants” and five tranches of which are “long-term Warrants”). The short-term Warrants expire three years after the Reference Date and long-term Warrants expire five years after the Reference Date. The short-term Warrants have exercise prices of $10.00 to $12.00 and the long-term Warrants have exercise prices of $10.00 to $30.00. The Warrants are subject to certain conditions to exercise, including relating to the achievement of defined milestones tied to the development of the Integrated Platform and insurance sales through the Integrated Platform.

Investment Agreement

Pursuant to the Investment Agreement, Carvana Group is entitled to certain governance, consent and registration rights with respect to the Issuer. Carvana Group’s governance rights under the Investment Agreement include the right to appoint Ernest Garcia III, the President and Chief Executive Officer of Carvana Group, to the board of directors of the Issuer (the “Board”). Carvana Group will no longer be entitled to appoint Mr. Garcia to the Board if Carvana Group ceases to beneficially own any of the Preferred Stock acquired by Carvana Group at the Closing. Carvana Group has not exercised its appointment right as of the date hereof.

In connection with the Investment Agreement, Carvana Group is subject to customary standstill and non-transfer restrictions in respect of the Preferred Stock and the Warrants for a five (5) year period following the Closing, subject to certain limited exceptions in the Investment Agreement.

Carvana Group has also covenanted in the Investment Agreement to make all required insurance regulatory filings with the Issuer’s domestic insurance regulators in the event that the conversion of the Preferred Stock or exercise of the Warrants would cause Carvana Group to hold in excess of 9.9% of the outstanding voting stock of the Issuer. Both Carvana Group and the Issuer must use commercially reasonable efforts to obtain any required regulatory approvals.

The foregoing description of the Investment Agreement and the transactions contemplated thereby does not purport to be complete and is subject to and qualified in its entirety by reference to the Investment Agreement, which is attached hereto as Exhibit 2, and is incorporated herein by reference.

Joint Filing Agreement

On October 11, 2021, each of the Reporting Persons entered into an agreement (the “Joint Filing Agreement”), pursuant to which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on this Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.

The Joint Filing Agreement is attached as Exhibit 1 hereto and is incorporated into this Item 6 by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit	Description

Exhibit 1	Joint Filing Agreement, dated as of October 11, 2021 among the Reporting Persons (filed herewith).

Exhibit 2	Investment Agreement, dated as of August 11, 2021, by and between Root, Inc. and Carvana Group, LLC (incorporated by reference from Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on August 12, 2021).

Exhibit 3	Certificate of Designation of Series A Preferred Stock (incorporated by reference from Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on October 1, 2021).

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 12, 2021

CARVANA GROUP, LLC

By: Carvana Co. Sub, LLC
Its: Sole Manager

By: Carvana Co.
Its: Sole Manager

/s/ Paul Breaux
Name: Paul Breaux
Title: Vice President, General Counsel and Secretary

CARVANA CO. SUB, LLC

By: Carvana Co.
Its: Sole Member

/s/ Paul Breaux
Name: Paul Breaux
Title: Vice President, General Counsel and Secretary

CARVANA CO.

/s/ Paul Breaux
Name: Paul Breaux
Title: Vice President, General Counsel and Secretary

Schedule A

The following sets forth the name, position, address, principal occupation and citizenship or jurisdiction of each executive officer or director of Carvana Co. (the “Instruction C Persons”). To the best of the Reporting Person’s knowledge, (i) none of the Instruction C Persons during the last five (5) years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any shares of Common Stock or is party to any contract or agreement as would require disclosure in this Schedule 13D, except as otherwise disclosed herein.

Carvana Co.

Name	Title or Relationship with Reporting Person	Principal Occupation or Employment	Citizenship or Jurisdiction of Organization	Principal Place of Business

Ernest Garcia III	President, Chief Executive Officer and Chairman	President, Chief Executive Officer and Chairman of the Reporting Person	Arizona	1930 W. Rio Salado Parkway, Tempe, Arizona 85281

Ira Platt	Director	President of Georgiana Ventures, LLC	Connecticut	65 Sturges Highway, Westport, Connecticut 06880

Dan Quayle	Director	Chairman of Cerberus Global Investments, LLC	Arizona	875 Third Avenue, 10th Floor, New York, New York 10022

Gregory Sullivan	Director	Chief Executive Officer of AFAR Media	New York	28 West 44th Street, Suite 600, New York, New York 10036

Michael Maroone	Lead Director	Chief Executive Officer of Maroone U.S.A. LLC	Florida	909 Poinciana Drive, Fort Lauderdale, Florida 33301

Neha Parikh	Director	Chief Executive Officer of Waze	California	459 Hamilton Avenue, Suite 301, Palo Alto, California 94301

Mark Jenkins	Chief Financial Officer	Chief Financial Officer of the Reporting Person	Arizona	1930 W. Rio Salado Parkway, Tempe, Arizona 85281

Benjamin Huston	Chief Operating Officer	Chief Operating Officer of the Reporting Person	Arizona	1930 W. Rio Salado Parkway, Tempe, Arizona 85281

Ryan Keeton	Chief Brand Officer	Chief Brand Officer of the Reporting Person	Arizona	1930 W. Rio Salado Parkway, Tempe, Arizona 85281

Daniel Gill	Chief Product Officer	Chief Product Officer of the Reporting Person	California	1930 W. Rio Salado Parkway, Tempe, Arizona 85281

Paul Breaux	Vice President, General Counsel, and Secretary	Vice President, General Counsel, and Secretary of the Reporting Person	Arizona	1930 W. Rio Salado Parkway, Tempe, Arizona 85281

Tom Taira	President, Special Projects	President, Special Projects for the Reporting Person	California	1930 W. Rio Salado Parkway, Tempe, Arizona 85281